Exhibit 99.2

Lithium Americas

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

(Expressed in US Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Lithium Americas Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Lithium Americas Corp. and its subsidiaries (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, Canada April 1, 2019

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

		December 31,	December 31,
	Note	2018	2017
		$	$
CURRENT ASSETS
Cash and cash equivalents	4	41,604	55,394
Restricted cash		-	833
Receivables, prepaids and deposits		1,947	1,017
Deferred financing costs	9	1,767	1,888
Organoclay inventories		1,617	2,086
		46,935	61,218
NON-CURRENT ASSETS
Restricted cash		150	983
Loans to Joint Venture	5	12,609	11,479
Investment in Joint Venture	5	35,282	19,637
Property, plant and equipment	6	5,423	18,070
Exploration and evaluation assets	7	3,540	2,104
		57,004	52,273
TOTAL ASSETS		103,939	113,491

CURRENT LIABILITIES
Accounts payable and accrued liabilities		2,822	3,546
Current portion of long-term borrowings	8	539	178
		3,361	3,724
LONG-TERM LIABILITIES
Long-term borrowings	8	18,027	751
Decommissioning provision		269	249
		18,296	1,000
TOTAL LIABILITIES		21,657	4,724

SHAREHOLDERS’ EQUITY
Share capital		197,991	197,390
Contributed surplus		26,172	20,812
Accumulated other comprehensive loss		(4,293)	(114)
Deficit		(137,588)	(109,321)
TOTAL SHAREHOLDERS’ EQUITY		82,282	108,767
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		103,939	113,491

Subsequent events (Note 20)

Approved for issuance on April 1, 2019

On behalf of the Board of Directors:

“Gary Cohn”	“George Ireland”
Director	Director

2

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Years ended December 31,
	Note	2018	2017
		$	$
ORGANOCLAY SALES		4,843	4,290
COST OF SALES
Production costs		(5,681)	(5,339)
Depreciation		(1,119)	(764)
Total cost of sales		(6,800)	(6,103)
GROSS LOSS		(1,957)	(1,813)

EXPENSES
Exploration expenditures	13	(10,015)	(4,339)
Organoclay research and development		(578)	(423)
General and administrative	11	(9,419)	(7,296)
Stock-based compensation	9	(4,616)	(11,412)
Share of loss in Joint Venture		(347)	(4,850)
Gain on increase of interest in Joint Venture	5	6,104	-
Impairment of Organoclay property, plant and equipment	19	(11,580)	-
Transaction costs		(974)	-
		(31,425)	(28,320)
OTHER ITEMS
Foreign exchange gain/(loss)		3,828	(3,759)
Other income		1,287	642
		5,115	(3,117)
NET LOSS		(28,267)	(33,250)
OTHER COMPREHENSIVE LOSS
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO NET LOSS
Unrealized (loss)/gain on translation to reporting currency		(4,179)	2,010

TOTAL COMPREHENSIVE LOSS		(32,446)	(31,240)
LOSS PER SHARE - BASIC AND DILUTED		(0.32)	(0.44)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING- BASIC AND DILUTED		88,598	75,979

3

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of US dollars and shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive loss	Deficit	Shareholders’ equity
	of Shares	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance, December 31, 2016	60,373	108,670	11,948	(2,124)	(76,071)	42,423
Shares issued on exercise of stock options (Note 9)	857	1,862	(1,050)	-	-	812
Shares issued on exercise of warrants (Note 9)	1,687	5,871	(331)	-	-	5,540
Shares issued on conversion of RSUs and DSUs	562	1,743	(1,743)	-	-	-
DSUs and RSUs issued in lieu of salaries and directors’ fees	-	-	371	-	-	371
Shares issued for equity financing (Note 9)	25,000	80,999	-	-	-	80,999
Share issuance costs (Note 9)	-	(1,755)	-	-	-	(1,755)
Stock-based compensation	-	-	11,617	-	-	11,617
Net loss	-	-	-	-	(33,250)	(33,250)
Other comprehensive income	-	-	-	2,010	-	2,010
Balance, December 31, 2017	88,479	197,390	20,812	(114)	(109,321)	108,767
Shares issued on conversion of RSUs and exercise of options	249	601	(592)	-	-	9
Stock-based compensation (Note 9)	-	-	4,684	-	-	4,684
DSUs and RSUs issued in lieu of salaries and directors’ fees	-	-	1,268	-	-	1,268
Net loss	-	-	-	-	(28,267)	(28,267)
Other comprehensive loss	-	-	-	(4,179)	-	(4,179)
Balance, December 31, 2018	88,728	197,991	26,172	(4,293)	(137,588)	82,282

(1)Share consolidation. Effective November 8, 2017, the Company implemented a consolidation of its outstanding common shares on the basis of one new common share for every five outstanding common shares (Note 2). Number of shares in the table is presented on a post-consolidation basis.

4

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

	Years Ended December 31,
	2018	2017
	$	$
OPERATING ACTIVITIES
Net loss for the period	(28,267)	(33,250)
Items not affecting cash:
Stock-based compensation	4,731	11,566
Depreciation	1,364	939
Foreign exchange (gain)/loss	(3,828)	3,759
Share of loss in Joint Venture	347	4,850
Inventories write down	326	774
Gain on increase of interest in Joint Venture (Note 5)	(6,104)	-
Impairment of Organoclay property, plant and equipment	11,580	-
Other expenses	987	291
Changes in non-cash working capital items:
Increase in receivables, prepaids and deposits	(264)	(596)
Decrease/(increase) in inventories	443	(2,092)
Increase in accounts payable and accrued liabilities	141	845
Net cash used in operating activities	(18,544)	(12,914)
INVESTING ACTIVITIES
Loans to Joint Venture (Note 5)	(24,000)	(11,000)
Repayment of loans and investment in Joint Venture (Note 5)	25,000	-
Contribution to Joint Venture (Note 5)	(11,337)	(13,700)
Additions to exploration and evaluation assets	(1,416)	(626)
Release of restricted cash	1,666	834
Additions to property, plant and equipment	(586)	(1,059)
Net cash used in investing activities	(10,673)	(25,551)
FINANCING ACTIVITIES
Proceeds from stock option exercises	9	812
Proceeds from warrant exercises	-	5,540
Drawdowns from the credit facility (Note 8)	17,500	-
Debt financing costs paid	(1,550)	-
Net proceeds from equity financing (Note 9)	-	79,244
Finance lease repayments	(52)	(46)
Repayment of long-term borrowings	(129)	(125)
Net cash provided by financing activities	15,778	85,425
EFFECT OF FOREIGN EXCHANGE ON CASH	(351)	378
CHANGE IN CASH AND CASH EQUIVALENTS	(13,790)	47,338
CASH AND CASH EQUIVALENTS - BEGINNING OF THE YEAR	55,394	8,056
CASH AND CASH EQUIVALENTS - END OF THE YEAR	41,604	55,394

Supplemental disclosure with respect to cash flows (Note 15)

5

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian based resource company focused on advancing two significant lithium projects, the Cauchari-Olaroz project, located in Jujuy province of Argentina, and the Thacker Pass project (formerly Stage 1 of the Kings Valley project), located in north-western Nevada, USA, and on the manufacturing and sales of organoclay products. The Company’s organoclay plant located in Fernley, Nevada, USA manufactures specialty organoclay products, derived from clays, for sale to the oil and gas and other sectors.

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "LAC".

Effective March 15, 2019 the Company’s head office and principal address is 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets and investment in joint venture are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete permitting, development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved for issuance by the Board of Directors on April 1, 2019.

These consolidated financial statements are expressed in US dollars, the Company’s presentation currency, and have been prepared on a historical cost basis. The accounting policies set out in Note 3 have been applied consistently to all years presented in these consolidated financial statements, unless otherwise stated.

As authorized by its shareholders, the Company implemented a consolidation of its outstanding common shares effective from November 8, 2017 on the basis of one new common share for every five outstanding common shares. The share consolidation affected all issued and outstanding common shares, stock options, restricted share units, deferred share units and warrants. All information relating to basic and diluted earnings per share, issued and outstanding common shares, stock options (note 9), restricted share units (note 9), deferred share units (note 9), warrants (note 9), and per share amounts in these consolidated financial statements have been adjusted retrospectively to reflect the share consolidation.

6

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

Significant areas where judgment is applied, apart from those involving estimations, are:

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including information such as, the period for which the Company has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has performed an impairment indicators assessment on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2018.

Impairment of investment in Joint Venture

The application of the Company’s accounting policy for impairment of its investment in Joint Venture requires judgment to determine whether indicators of impairment exist. First, a review of impairment indicators is performed at the Joint Venture level and includes consideration of both external and internal sources of information, including factors such as market and economic conditions, taxation, prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Then, a review of impairment is performed at the Company (investee) level and includes factors such as financial difficulties of the investee, breaches of contracts and various other factors. Management has assessed impairment indicators on the Company’s investment in Joint Venture and has concluded that no impairment indicators exist as of December 31, 2018.

Functional currency

Items included in the financial statements of each of the Company’s subsidiaries and the Joint Venture are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Effective January 1, 2018, the functional currency of the Minera Exar S.A. joint venture (“Minera Exar” or “the Joint Venture”) was changed from the Argentine peso to the US dollar as a result of the start of significant construction activities, denominated mainly in US dollars, adoption of the construction budget and in anticipation of the US dollar denominated indebtedness to be undertaken by Minera Exar in 2018 to finance the construction.

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may vary from those estimates due to inherent uncertainty or other factors. The Company regularly reviews its estimates. Revisions to estimates and the resulting effects on the carrying amounts of the assets and liabilities are accounted for prospectively. Key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below.

7

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Critical Accounting Estimates and Judgments (continued)

Estimation uncertainty

Impairment of Organoclay property, plant and equipment

The Company reviews the carrying amounts of property, plant and equipment whenever events or changes in circumstances indicate that the carrying amounts may exceed the estimated recoverable amounts determined by reference to estimated future operating results and discounted future cash flows. An impairment loss is recognized when the carrying amount of those assets is not recoverable. Calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated future sales prices, future production and sales volume, the expected future operating and capital costs and discount rates. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the estimated recoverability of the carrying amounts of the property, plant and equipment.

During the year ended December 31, 2018, the Company recognized a non-cash impairment loss on its Organoclay property, plant and equipment of $11,580, see note 19.

Principles of Consolidation

These consolidated financial statements include the accounts of Lithium Americas Corp. and its wholly-owned USA subsidiaries Lithium Nevada Corp., KV Project LLC, and RheoMinerals Inc., and Canadian wholly-owned subsidiary 2265866 Ontario Inc. All inter-company transactions and balances have been eliminated.

Subsidiaries are all entities over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Investments in Joint Arrangements

A joint arrangement is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. The Company’s arrangement with respect to the Cauchari-Olaroz project, which includes Minera Exar S.A. (Argentina) and Exar Capital B.V. (Netherlands) is classified as a joint venture and is accounted for using the equity method. The equity method involves recording the initial investment at cost. When a joint venture is formed from a previous investment in a subsidiary, the Company makes a policy choice decision to recognize a gain or loss on change of control in relation to the portion of the investment no longer owned based upon the carrying value of the assets.  Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount is adjusted by the Company’s share of a joint venture’s net income or loss, depreciation, amortization or impairment and foreign currency differences arising on translation from functional to the presentation currency. When the Company’s share of losses of a joint venture exceeds the Company’s carrying value of the investment, the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture.

8

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars. The functional currency of all subsidiaries in the Company’s group is the US dollar, while the functional currency of Lithium Americas Corp. is the Canadian dollar. The functional currency of Minera Exar S.A., the Company’s Joint Venture, is the US dollar.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in equity if they are attributable to part of the net investment in a foreign operation. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

Parent and Subsidiary Companies

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each reporting date are translated at the closing rate at that reporting date;
•

income and expenses are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive loss.

The Company recognizes its share of the exchange differences of its joint ventures which result from translation of the results and financial position of its foreign joint ventures from the functional currency to the presentation currency.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

9

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation (continued)

Parent and Subsidiary Companies (continued)

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an ownership interest in a foreign operation which remains a subsidiary or a joint venture, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests. Ownership interest is treated solely as a percentage ownership in a subsidiary or a joint venture.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held with banks and highly liquid short-term investments in high interest saving accounts which can be withdrawn at any time, which is subject to an insignificant risk of changes in value.

Exploration and Evaluation Assets

Exploration expenditures not including the acquisition costs and claim maintenance costs are expensed until the establishment of technical feasibility and commercial viability based on a combination of the following factors:

•	The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 (“NI 43-101”) have been identified through a feasibility study or similar document;
•	The status of environmental permits; and
•	The status of mining leases or permits.

Costs incurred relating to the acquisition and claim maintenance of mineral properties, including option payments and annual fees to maintain the property in good standing, are capitalized and deferred by property until the project to which they relate is sold, abandoned, impaired or placed into production.  After recognition, the Company uses the cost model for exploration and evaluation assets.

The Company assesses its exploration and evaluation assets for indications of impairment on each balance sheet date and when events and circumstances indicate a risk of impairment.  A property is written down or written off when the Company determines that an impairment of value has occurred or when exploration results indicate that no further work is warranted. Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral property development costs.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

10

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment

On initial recognition, property, plant and equipment are valued at cost. Cost includes the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs.  During the development and commissioning phase, pre-production expenditures, net of incidental proceeds from sales during this period, are capitalized to the asset under construction and equipment.  Capitalization of costs incurred ceases when commercial production commences in the manner intended by management.  The Company applies judgment in its assessment of when the asset is capable of operating in the manner intended by management.

Property, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.  When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items or major components.

Property, plant and equipment that are currently in use are depreciated as follows:

•	Organoclay plant – straight-line basis over the estimated useful life of 20 years;
•	Buildings – straight-line basis over the estimated useful life of 20 years;
•	Organoclay plant equipment included in “Equipment and machinery” – straight line basis over the estimated useful life of 5-20 years;
•	Lithium demo plant equipment included in “Equipment and machinery” – straight-line basis over the estimated useful life of 10 years;
•	Office equipment included in “Other” – declining balance method at 20% annual rate; and
•	Other equipment included in “Other” – straight-line basis over the estimated useful life of 7-15 years.

The assets’ residual values, useful lives and depreciation methods are reviewed and adjusted, if appropriate, at each financial year-end.  The gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit and loss.

Impairment of Property, Plant and Equipment

Property, plant and equipment are assessed for impairment indicators at each reporting date or when an impairment indicator arises if not at a reporting date. Impairment indicators are evaluated and, if considered necessary, an impairment assessment is carried out.  If an impairment loss is identified, it is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).  These are typically individual mines, plants or development projects.

11

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Property, Plant and Equipment (continued)

Where the factors which resulted in an impairment loss subsequently reverse, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Leased Assets

Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments.  The corresponding lease commitment is shown as a liability.  Lease payments are apportioned between capital and interest. Interest charges are capitalized to asset under construction during the development and commissioning phase. The capital element reduces the balance owed to the lessor.

Inventories

Organoclay products, in-process and stockpile inventories are recorded at the lower of average cost and net realizable value. The cost of finished goods and work-in-progress is determined by the weighted average cost method and comprises raw materials, direct labour, and other direct costs, as well as related production overheads including applicable depreciation on property, plant and equipment.  Net realizable value is the estimated selling price less applicable selling expenses.  When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period.  When the circumstances that caused the write down no longer exist, the amount of the write down is reversed.

Materials and supplies inventories are valued at the lower of average cost and net realizable value.  Cost includes acquisition, freight and other directly attributable costs.

Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

On initial recognition, financial assets and liabilities are classified as and measured at: amortized cost, fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“OCI”) according to their contractual cash flow characteristics and the business models under which they are held.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. All of the Company’s financial assets fall under this category.

12

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Impairment of financial assets.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and fair value through OCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, Financial Instruments (“IFRS 9”), which requires expected lifetime losses to be recognised from initial recognition of the receivables.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets requiring a substantial period of time to get ready for their intended use or sale are capitalized as part of the cost of that asset. Capitalization of borrowing costs begins when there are borrowings and activities commence to prepare an asset for its intended use. Capitalization of borrowing costs ends when substantially all activities necessary to prepare a qualifying asset for its intended use are complete. When proceeds of project specific borrowings are invested on a temporary basis, borrowing costs are capitalized net of any investment income.

Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

13

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions (continued)

Close down and restoration costs include dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas.  Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs.  The cost estimates are updated during the life of the operation to reflect known development, such as revisions to cost estimates and to the estimated lives of the operations, and are subject to formal reviews at regular intervals.  The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are capitalized within capital assets.  These costs are then depreciated over the lives of the asset to which they relate, typically using the units of production method.  The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to the statement of comprehensive (loss)/income as a financing cost.  Provision is made for the estimated present value of the costs of environmental cleanup obligations outstanding at the statement of financial position date.

Income Taxes

Income tax expense comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity.  Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting or taxable loss, nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded.

Share Capital

Common shares are classified as equity.  Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Revenue

The Company recognizes revenue from the sales of products when a customer obtains control of the product and the Company has satisfied its performance obligation.

These criteria are generally met at the time the product is shipped or delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained.  Revenue is measured based on the price specified in the sales contract, net of discounts, at the time of sale.

14

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings/(Loss) per Share

Basic earnings/(loss) per share is computed by dividing net loss attributable to shareholders of the Company by the weighted average number of common shares outstanding during the reporting period. The diluted loss per share calculation is based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents.  This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period, but only if dilutive.

Stock-Based Compensation

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers.  The fair value of stock options granted by the Company is treated as compensation costs in accordance with IFRS 2, Share-based Payment.  These costs are charged to the statement of comprehensive (loss)/income over the stock option vesting period.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.  Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest, by increasing contributed surplus.  The number of awards expected to vest is reviewed at least annually with any impact being recognized immediately. Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive (loss)/income, unless they are related to the issuance of shares.  Amounts related to the issuance of shares are recorded as a reduction of share capital.  When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

The Company’s equity incentive plan also allows the grant of restricted share units, performance share units and deferred share units. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

Organoclay Product Development

Expenditure on research activities related to the obtaining of new scientific or technical knowledge is expensed as incurred.  Expenditure on development activities, whereby the research results or other knowledge is applied to accomplish new or improved products or processes, is recognized as an intangible asset in the statement of financial position, provided the product or process is technically and commercially feasible and the Company has sufficient resources to complete development, and is subsequently able to use or sell the intangible asset.  The carrying amount includes the directly attributable expenditure, such as the cost of materials and services, costs of employee benefits, fees to register intellectual property rights and amortization of patents and licenses.  In the statement of financial position, product development expenditures are stated at cost less accumulated amortization and any impairment losses.

15

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

Newly adopted accounting standards and amendments

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in International Accounting Standard (“IAS”) 39 that relates to the classification and measurement of financial instruments.

IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and loss (“FVTPL”). There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in OCI, for liabilities designated as FVTPL. The standard is effective for accounting periods beginning on or after January 1, 2018. The Company applied IFRS 9 retrospectively; however, the adoption of IFRS 9 did not require any adjustments to the classification or measurement of the Company’s financial assets and financial liabilities. The adoption of the new expected credit loss model under IFRS 9 had a negligible impact on the carrying amount of our financial assets on the transition date given the Company has no history of bad debt expenses and no expectations of bad debt expenses in the future.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Under IFRS 15, revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The recognition of revenue upon transfer of control to the customer is consistent with the Company’s revenue recognition policy applied in the annual consolidated financial statements for the year ended December 31, 2017, as the condition is generally satisfied when the title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard was effective January 1, 2018.

The Company elected to apply IFRS 15 using a modified retrospective approach; however, the adoption of IFRS 15 resulted in no impact on the financial statements of the Company, as the timing of revenue recognition was unchanged.

Accounting standards and amendments issued but not yet adopted

A number of new amendments to standards and interpretations are effective for annual periods beginning after January 1, 2018 and have not been applied in preparing these consolidated financial statements. None of these are expected to have a significant effect on the consolidated financial statements of the Company, except the following set out below:

IFRS 16, Leases (“IFRS 16”), was issued in January 2016 by the IASB.  According to the new standard, all leases will be on the statement of financial position of lessees, except those that meet the limited exception criteria.  The standard is effective for annual periods beginning on or after January 1, 2019.  The Company has not yet quantified the impact of this standard, however, the Company anticipates it will record approximately $1,200 of lease assets and associated lease liabilities related to its office lease on  its consolidated statement of financial position at January 1, 2019.

16

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

4.	CASH AND CASH EQUIVALENTS

	As at December 31,	As at December 31,
	2018 $	2017 $
Cash	2,905	6,319
Short-term bank deposits	38,699	49,075
	41,604	55,394

As at December 31, 2018 $215 of cash was held in Canadian dollars (December 31, 2017 – $5,898) and $2,691 in US dollars (December 31, 2017 – $421) and earning interest between 0.25-1.5%. Short-term bank deposits are held in US dollars and earn interest between 1.0-2.81%.

5.	JOINT VENTURE

On March 28, 2016, the Company entered into an agreement with SQM POTASIO S.A. (“SQM”) to form a 50/50 joint venture on the Cauchari-Olaroz project in Jujuy, Argentina (“Joint Venture”). On October 31, 2018 the Company completed several transactions (together, the “Transaction”), pursuant to which, among other things, a subsidiary of SQM sold its interest in Minera Exar to a subsidiary of Ganfeng Lithium Co., Ltd. (“Ganfeng”). As a result of the Transaction, Lithium Americas’ interest in Minera Exar increased from 50% to 62.5% with Ganfeng holding the remaining 37.5% interest. In connection with the Transaction, Ganfeng provided Lithium Americas with a new $100,000 unsecured, limited recourse, subordinated loan facility. In addition, Ganfeng provided a loan to Minera Exar which was used to repay $25,000 of its outstanding indebtedness to the Company.  Upon closing the Transaction, restricted cash of $833 was released to the Company. As part of the Transaction, the Company and Ganfeng established Exar Capital B.V. in the Netherlands as a jointly controlled entity to provide further financing to Minera Exar for the purpose of advancing the construction of the Cauchari-Olaroz project. Both Minera Exar S.A. and Exar Capital B.V. are accounted for as a Joint Venture.

The Joint Venture is governed by a Shareholders Agreement which provides for, among other things, (i) the formation of a management committee at Minera Exar (the “Exar Management Committee”) comprised of three representatives of the Company and two representatives of Ganfeng; (ii) the composition of the board of directors of Exar Capital B.V. and Minera Exar, being three representatives of the Company and two representatives of Ganfeng; (iii) the review and approval by the Exar Management Committee of programs and budgets and other key decisions; and (iv) the right of each party to purchase its pro rata share of the production.

Effective July 1, 2017, the Joint Venture’s Cauchari-Olaroz project entered the development phase.  Accordingly, all costs directly attributable to the project are capitalized.

17

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

5.	JOINT VENTURE (continued)

Investment in Joint Venture

The changes in investment in the Joint Venture since initial contribution are as follows:

	Minera Exar S.A.	Exar Capital B.V.	Total
	$	$	$
Investment in Joint Venture – December 31, 2016	13,136	-	13,136
Share of loss of Joint Venture	(4,850)	-	(4,850)
Translation adjustment	(2,127)	-	(2,127)
Contribution to Joint Venture	13,717	-	13,717
Elimination of unrealized interest on loans to Joint Venture	(239)	-	(239)
Investment in Joint Venture – December 31, 2017	19,637	-	19,637
Share of loss of Joint Venture	(1,077)	730	(347)
Contribution to Joint Venture	11,403	7,390	18,793
Return of the investment as part of the Transaction	(8,004)	-	(8,004)
Increase in Company's share as part of the Transaction	6,104	-	6,104
Elimination of unrealized gain on intercompany transactions	(833)	(68)	(901)
Investment in Joint Venture – December 31, 2018	27,230	8,052	35,282

Pursuant to the Transaction Minera Exar repaid $8,004 to the Company, $427 of this amount is recorded in accounts receivable at the year end. In addition, the Company’s equity ownership in Minera Exar increased by 12.5% with a corresponding $6,104 gain recognized in the statement of comprehensive loss.

As part of the Transaction, the Company contributed $1,563 to Exar Capital B.V. which was provided as a loan to Minera Exar and then used such funds to repay pre-Transaction loan balances with the Company.

The Company’s contribution to Exar Capital B.V. includes $5,827 representing the difference between the face value and the fair value of non-interest-bearing loans provided to fund the construction of the Cauchari-Olaroz project.

18

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

5.	JOINT VENTURE (continued)

Investment in Joint Venture (continued)

The following amounts represent the amounts presented in the financial statements of Minera Exar. They have been amended to reflect modifications for differences in accounting policies.

	December 31, 2018	December 31, 2017
	$	$
Current assets
Cash and cash equivalents	2,668	9,198
Other current assets	2,854	2,410
Total current assets	5,522	11,608
Non-current assets	148,479	66,821
Current liabilities	(8,783)	(13,189)
Non-current liabilities	(96,459)	(26,323)
Net assets	48,759	38,917

Summarized statement of loss from operations	For the years ended
	December 31, 2018	December 31, 2017
	$	$
Exploration expenditures	-	8,898
Depreciation	-	213
Other expense	2,154	589
Net loss	2,154	9,700

The following amounts represent the amounts presented in the financial statements of Exar Capital B.V.

December 31, 2018
$
Current assets
Cash and cash equivalents	395
Other current assets	13
Total current assets	408
Non-current assets - loans granted to Minera Exar S.A.	69,453
Current liabilities - loans from Lithium Americas and Ganfeng	(65,869)
Other current liabilities	(167)
Net assets	3,825

19

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

5.	JOINT VENTURE (continued)

Investment in Joint Venture (continued)

Loans from Lithium Americas and Ganfeng are presented as current liabilities in Exar Capital B.V. In accordance with the terms of the loan agreements, the loans can be called at any time by unanimous agreement of Lithium Americas and Ganfeng.

Summarized statement of loss from operations	For the year ended December 31, 2018
$
Interest income on loans from Minera Exar S.A.	1,353
General and administrative expenses	(28)
Net income	1,325

Reconciliation of Summarized Financial Information to Carrying Value

	Minera Exar S.A.	Exar Capital B.V.
	$	$
Opening net assets	38,917	-
Equity contribution	20,000	2,500
Return of the investment as part of the Transaction	(8,004)	-
Net (loss)/income	(2,154)	1,325
Closing net assets, December 31, 2018	48,759	3,825
Company's share of net assets (62.5%)	30,474	2,391
50% of return of the investment as part of the Transaction	(4,002)	-
Elimination of unrealized gain on intercompany transactions and other	(1,072)	(166)
Joint Venture expenditures incurred by the Company	1,830	-
Difference between the face value and the fair value of loans to Exar Capital B.V.	-	5,827
Carrying value	27,230	8,052

Loans to Joint Venture

The Company has entered into the following loan agreements with Minera Exar and Exar Capital B.V., terms of which are summarized below:

$
Loans granted to Minera Exar in 2017, maturity 7 years, interest rate LIBOR+7.57%	11,000
Accrued interest	479
Loans to Joint Venture, at December 31, 2017	11,479
Loans granted to Minera Exar in 2018, maturity 7 years, interest rate LIBOR+7.57%	16,500
Repayment of principal and accrued interest as part of the Transaction	(18,740)
Accrued interest	1,697
Loans granted to Exar Capital B.V.	7,500
Difference between the face value and the fair value of loans to Exar Capital B.V.	(5,827)
Loans to Joint Venture, at December 31, 2018	12,609

20

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

5. JOINT VENTURE (continued)

The interest on the loans to Minera Exar is accrued semi-annually on a non–compounding basis. The proceeds from the loans were used by Minera Exar for mining exploration or mining construction and development purposes.

The loans to Exar Capital B.V. are non-interest bearing. The loans are accounted for initially at fair value and subsequently at amortized cost. The fair value of the loans at inception was calculated using discounted cash flow technique applying market interest rates. The difference between the face value and the fair value of $5,827 was recognized as part of Investment in Joint Venture.

21

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

5.	JOINT VENTURE (continued)

Joint Venture Commitments and Contingencies

As at December 31, 2018, the Joint Venture’s commitments and contingencies are as follows:

•	Annual royalty of $200 due in May of every year and expiring in 2041;
•

Aboriginal programs agreements with six communities located in the Cauchari-Olaroz project area have terms from five to thirty years.  The annual fees due are $257 between 2019 and 2021 and $416 between 2021 and 2059, assuming that these payments will be extended for the life of the project.  These payments will be incurred only if the Joint Venture starts production.

•	Commitments related to a contract for construction of ponds of $30,212.

Los Boros Option Agreement

On September 11, 2018 the Joint Venture exercised a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”), entered into on March 28, 2016, for the transfer of title to the Joint Venture for certain mining properties that comprised a portion of the Cauchari-Olaroz project.

Under the terms of the Option Agreement, the Joint Venture paid $100 upon signing and exercised the purchase option for the total consideration of $12,000 to be paid in sixty quarterly instalments of $200. The first installment becomes due upon occurrence of one of the following two conditions, whichever comes first: the third anniversary of the purchase option exercise date or the beginning of commercial exploitation with a minimum production of 20,000 tons of lithium carbonate equivalent. As security for the transfer of title to the mining properties, Los Boros granted to the Joint Venture a mortgage over those mining properties for $12,000. In accordance with the Option Agreement, on November 27, 2018 Minera Exar paid Los Boros a $300 royalty which was due within 10 days of the commercial plant construction start date.

According to the Option Agreement, a 3% net profit interest royalty will have to be paid to Los Boros by the Joint Venture for 40 years, payable in Argentinian pesos, annually within the 10 business days after calendar year end.

The Joint Venture can cancel the first 20 years of net profit interest royalties in exchange for a one-time payment of $7,000 and the next 20 years for an additional payment of $7,000.

JEMSE Arrangement

During 2012 Minera Exar granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and the provision of management services as required to develop the project.

If the conditions are met and it exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project.  These funds will be loaned to JEMSE by the shareholders of Minera Exar and will be repayable out of one‑third of the dividends to be received by JEMSE over future years from the project. The distribution of dividends to JEMSE and other shareholders in the project will only be considered once all annual commitments related to the project debt have been met.

22

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

6.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Cost
As at December 31, 2016	386	2,141	5,156	11,495	382	19,560
Additions	-	2	805	-	254	1,061
Write down	-	-	(399)	-	-	(399)
As at December 31, 2017	386	2,143	5,562	11,495	636	20,222
Additions	-	-	624	-	187	811
Disposals	-	-	(1,120)	(24)	-	(1,144)
As at December 31, 2018	386	2,143	5,066	11,471	823	19,889

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Accumulated depreciation
As at December 31, 2016	-	76	447	431	104	1,058
Depreciation for the year	-	107	366	575	76	1,124
Disposition	-	-	(30)	-	-	(30)
As at December 31, 2017	-	183	783	1,006	180	2,152
Depreciation for the year	-	107	406	576	121	1,210
Disposals	-	-	(476)	-	-	(476)
Impairment	-	545	1,146	9,889	-	11,580
As at December 31, 2018	-	835	1,859	11,471	301	14,466

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Net book value
As at December 31, 2017	386	1,960	4,779	10,489	456	18,070
As at December 31, 2018	386	1,308	3,207	-	522	5,423

23

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

7.	EXPLORATION AND EVALUATION ASSETS

	December 31, 2018	December 31, 2017
	Thacker Pass	Thacker Pass
	$	$
Acquisition costs
Balance, beginning	2,104	1,447
Additions	1,436	706
Write offs	-	(49)
Total exploration and evaluation assets	3,540	2,104

The Company has the following contingent obligations to make future royalty and other payments on the Thacker Pass project. These amounts will only be payable if the Company continues to hold the subject claims in the future and the royalties will only be incurred if the Company starts production from the Thacker Pass project.

•	$2 per year in advance net smelter return royalty payments due on November 15 on four mining claims. The Company’s interest in these claims is subject to a 1.5% net smelter return royalty;
•	20% royalty on revenue solely in respect of uranium;
•

8% gross revenue royalty on all claims up to a cumulative payment of $22,000.  The royalty will then be reduced to 4% for the life of the project.  The Company has the option at any time to reduce the royalty to 1.75% upon payment of $22,000.

•	Option payments of $82.5 payable in 2019, $110 in 2020, $137.5 in 2021 and 2022, and $2,887.5 in 2023 to purchase water rights.

24

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

8.	LONG-TERM BORROWINGS

	As at December 31,	As at December 31,
	2018 $	2017 $
Current portion of long-term borrowings
Promissory note	135	130
Obligation under finance leases	66	48
Accrued interest	338	-
	539	178
Long-term borrowings
Promissory note	568	703
Credit facility	17,356	-
Obligation under finance leases	103	48
	18,027	751
	18,566	929

Credit Facility

In the year ended December 31, 2018, the Company received $17,350 (net of $150 of financing costs) from its drawdowns of the $205,000 credit facility (Note 9). The credit facility has a term of six years from the first draw-down date of August 8, 2018, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six. The repayment of the credit facility must start on the fourth anniversary of the first drawdown date from 75% of Minera Exar’s Free Cash Flow (as defined in the credit facility agreement). Further drawdowns on the credit facility were made subsequent to the year end (Note 20).

Promissory Note

In July 2013, the Company purchased an industrial complex in the City of Fernley, Nevada to be the production site for its organoclay plant.

The property was purchased for $1,575, of which $236 was paid at the close of the transaction, and the remaining balance of $1,339 was financed by the seller with a ten-year promissory note payable in monthly instalments.  The promissory note bears 7% annual interest. Security provided for the promissory note includes a mortgage charge against the purchased property.

Limited Recourse Loan

In connection with the Transaction (Note 5), Ganfeng provided Lithium Americas with a new $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan”), repayable from 50% of Minera Exar’s cash flows and bearing an interest rate of 1-month LIBOR plus 5.5% (subject to an aggregate maximum per annum rate of 10%). The Company has not made any drawdowns on this loan.

The $205,000 credit facility and the Limited Recourse Loan contain operating and reporting covenants, which the Company is in compliance with as at December 31, 2018.

25

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

9.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS

Ganfeng and Bangchak Investment Agreements

During the year ended December 31, 2017, the Company completed the closing of the investment agreement (the “Ganfeng Investment Agreement”) with GFL International Co., Ltd., a subsidiary of Ganfeng and the investment agreement (the “Bangchak Investment Agreement”) with The Bangchak Petroleum Public Company Limited (“Bangchak”) through its wholly-owned subsidiary, BCP Innovation Pte Ltd (“BCPI”) for funding to advance the construction of the Cauchari-Olaroz lithium project in Jujuy, Argentina. Pursuant to these agreements, each of GFL International Co., Ltd and Bangchak agreed to co-invest in the Company through a mixture of equity subscriptions and debt financing.

The investment agreements consisted of four key components:

•

An equity financing by each of Ganfeng and Bangchak.  Ganfeng subscribed for 15,000 common shares while BCPI subscribed for 10,000 common shares at a price of CDN$4.25 per common share, for gross proceeds of approximately CDN$106,000 ($80,999).

•

A $205,000 credit facility (Note 8).  Under this agreement, Ganfeng and Bangchak have committed to advance $125,000 and $80,000 respectively, with proceeds to be used to fund the Company’s share of project development contributions for Stage 1 of the Cauchari-Olaroz project.

•

Off-take entitlements in favour of Ganfeng and Bangchak for the purchase of up to 80% and 20% respectively, of the Company’s share of Cauchari-Olaroz Project Stage 1 lithium carbonate production at market prices. The off-take agreements each have a term of 20 years following commencement of commercial production.

•

Investor Rights Agreement.  The Company entered into an Investor Rights Agreement with each of Ganfeng and Bangchak.  Pursuant to these agreements, Ganfeng and Bangchak each have the right to nominate one individual to the board of directors of the Company so long as they maintain a 15% or more interest, respectively, in LAC’s issued share capital, a participation right in connection with future financings that was valid until March 31, 2019, and registration rights.

The parties settled relevant agreements and satisfied all conditions over the course of the first half of 2017, and on July 14, 2017 completed the remaining equity subscriptions and entered into definitive agreements. Certain subsidiaries of the Company provided guarantees to both lenders, Bangchak and Ganfeng, in connection with the debt facility.

In 2017 financing costs of $1,755, related to the equity portion of the Ganfeng and Bangchak financings, were recorded as share issuance costs. Financing costs of $1,767, incurred in 2017 and 2018 and related to the debt portion of the Ganfeng and Bangchak financings, remain deferred and included in deferred financing costs and are amortized over the terms of the loans. $73 of these costs are included in accounts payable and accrued liabilities on December 31, 2018.

26

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

9.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase common shares (“Stock Options”); (2) awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that convert automatically into common shares upon vesting; and (3) for independent directors, awarded deferred share units (“DSUs”) which the directors are entitled to redeem for common shares upon retirement or termination from the Board.  Under the Plan, common shares reserved for issuance of Stock Options, RSUs, PSUs and DSUs shall not exceed 10% of the outstanding shares from time to time. The exercise price of each stock option is based on the fair market price of the Company’s common shares at the time of the grant.  The options can be granted for a maximum term of five years.

Restricted Share Units (in thousands)

During the year ended December 31, 2018, the Company granted 246 RSUs to its executive officers, consultants and employees.  The total estimated fair value of the RSUs was $1,048 based on the market value of the Company’s shares on the grant date.  The fair value of 197 RSUs that were granted in lieu of deferred salaries was recorded as a reduction of accrued liabilities, and the fair value of the remaining 49 RSUs is being recorded as a stock-based compensation expense and charged to operating expenses over the vesting period.

As at December 31, 2018, $214 of the fair value of RSUs previously granted but not yet vested remains to be expensed in fiscal 2019, $28 in 2020.

During the year ended December 31, 2018, stock-based compensation expense related to RSUs of $946 was charged to operating expenses (2017 - $6,989), $2 was charged to cost of sales (2017 – $89) and nil was allocated to inventory (2017 – $1).

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs December 31, 2016	490
Granted	1,589
Converted into common shares	(521)
Cancelled	(8)
Balance, RSUs December 31, 2017	1,550
Converted into common shares	(123)
Granted	246
Forfeited	(5)
Balance, RSUs December 31, 2018	1,668

27

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

9.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Equity Incentive Plan (continued)

Deferred Share Units (in thousands)

During the year ended December 31, 2018 the Company granted 87 DSUs with the total estimated fair value of $497 to the Company’s independent directors in lieu of payment of directors’ fees.

Number of DSUs (in 000's)
Balance, DSUs December 31, 2016	9
Granted	73
Converted into common shares	(41)
Balance, DSUs December 31, 2017	41
Granted	87
Balance, DSUs December 31, 2018	128

Stock Options (in thousands)

During the year ended December 31, 2018, the Company granted a total of 90 stock options to its officers and employees. The fair value of stock options granted are estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the period:

January 24, 2018
Number of options granted (‘000’s)	90
Risk-free interest rate	1.8%
Expected life	3
Annualized volatility	73%
Dividend rate	0%
Fair value per stock option granted (CDN$)	4.40
Total fair value of stock options granted (CDN$)	396

28

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

9.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Equity Incentive Plan (continued)

Stock Options (in thousands) (continued)

Stock options outstanding and exercisable as at December 31, 2018 are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at December 31, 2018 (in 000's)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Exercisable as at December 31, 2018 (in 000's)	Weighted Average Exercise Price CAD$
$1.43 - $1.50	929	0.8	1.44	929	1.44
$1.68 - $1.88	327	0.6	1.81	327	1.81
$2.35 - $3.75	790	2.1	2.62	790	2.62
$4.55 - $5.00	1,153	3.2	4.88	1,078	4.88
$8.05 - $12.34	1,953	3.7	8.30	1,442	8.28
	5,152	2.6	5.02	4,566	4.64

A summary of changes to stock options outstanding is as follows:

	Number of Options (in 000's)	Weighted Average Exercise Price, (CDN$)
Balance, outstanding December 31, 2016	3,424	2.15
Granted	3,085	7.01
Exercised	(1,073)	2.22
Forfeited	(130)	5.20
Balance, outstanding December 31, 2017	5,306	4.85
Granted	90	9.54
Exercised	(176)	(1.59)
Forfeited	(44)	(7.72)
Expired	(24)	(6.23)
Balance, outstanding December 31, 2018	5,152	5.02

29

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

9.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Equity Incentive Plan (continued)

Stock Options (in thousands) (continued)

During the year ended December 31, 2018, stock-based compensation expense related to stock options of $3,189 (2017- $4,423) was charged to operations, $62 was charged to cost of sales (2017 – $65), and $4 was allocated to inventory (2017 – $50). At December 31, 2018, $238 of the fair value of stock options previously granted but not yet vested remains to be expensed in fiscal 2019. The weighted-average share price on the date of the stock options exercised was CDN$5.52 (2017 – CDN$6.22).

Performance share units (“PSUs”) (in thousands)

On August 21, 2018, the Company granted 699 PSUs to its officers and employees. All PSUs vest on the third anniversary of the grant date. The total estimated fair value of the PSUs was $4,030.  The fair value of the PSUs granted is being recorded as a stock-based compensation expense and charged to operating expenses over the vesting period.

The PSUs are earned on the basis of Total Shareholder Return (“TSR”) relative to the return of the peer companies over four weighted performance periods:

-	20% will be earned based on TSR during year 1 of the performance period (first year following the grant date);
-	20% will be earned based on TSR during year 2 of the performance period (second year following the grant date);
-	20% will be earned based on TSR during year 3 of the performance period (third year following the grant date);
-	40% will be earned based on TSR during years 1-3 of the performance period (first, second and third years following the grant date).

The number of shares issued upon vesting of PSUs depends on the performance of the Company shares compared to the peer group of companies and can vary from zero to up to two times the number of PSUs granted.

30

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

9.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Equity Incentive Plan (continued)

The fair value of the PSUs is estimated on the date of grant using a valuation model based on Monte Carlo simulation with the following assumptions used for the grants made during the period:

August 21, 2018
Number of PSUs granted	699
Correlation coefficient between the peer group companies	13.1%
Risk-free interest rate	2.7%
Dividend rate	0%
Annualized volatility	71.9%
Peer Group average volatility	65.9%
Estimated forfeiture rate	11.6%
Fair value per PSU granted (CDN$)	8.50
Total fair value of PSUs granted, prior to forfeiture rate adjustment (CDN$)	5,945

As at December 31, 2018, $1,284 of the fair value of PSUs previously granted but not yet vested remains to be expensed in fiscal 2019, $1,284 in 2020, and $820 in 2021.

During the year ended December 31, 2018, stock-based compensation expense related to PSUs of $481 was charged to operating expenses (2017 - nil).

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs December 31, 2017	-
Granted	699
Balance, RSUs December 31, 2018	699

Warrants (in thousands)

A summary of the changes in the number of the Company’s share purchase warrants is as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
	(in ‘000’s)	(CDN$)
Balance, December 31, 2016	1,867	4.35
Exercised	(1,687)	4.32
Expired	(180)	4.49
Balance, December 31, 2017 and December 31, 2018	-	-

31

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

10.	RELATED PARTY TRANSACTIONS

The Company`s Joint Venture, Minera Exar, entered into the following transactions with companies controlled by the family of its President, who is also a director of the Company:

-	Los Boros Option Agreement entered into with Grupo Minero Los Boros (Note 5);
-	Construction services contract for Cauchari-Olaroz project with Magna Construcciones S.R.L. for $2,411 during the year ended December 31, 2018.

In 2018 Minera Exar paid director’s fees of $75 (2017 - $75) to its President, who is also a director of the Company.

Compensation of Key Management

Key management includes the directors of the Company and the executive management team.

Effective July 1, 2018, the Company revised the remuneration of its independent directors to a base annual fee of $100 per year, of which a minimum of $60 is payable in DSUs, and an additional $17.5 per year to the Company’s Audit Committee Chair, $12.5 to the Company’s other committee chairs and $5 to committee members.  The Board Chairman remuneration was increased to $150, of which a minimum of $90 is payable in DSUs. In addition, the Company pays $1 per meeting in cash for Board meetings in excess of six meetings per year.

The Board established a Special Committee of independent directors to oversee the Transaction with subsidiaries of SQM and Ganfeng for the Cauchari-Olaroz project (Note 5). The Company established remuneration consisting of a $10 retainer to the members of the Special Committee and $20 to the Chair. In addition, the Company paid $1 per Special Committee meeting in excess of five meetings.

The remuneration of directors and members of the executive management team was as follows:

	For the years ended December 31,
	2018 $	2017 $
Stock-based compensation	2,410	8,507
Salaries, benefits and directors' fees included in general and administrative expenses	2,636	3,132
Salaries and benefits included in exploration expenditures	547	368
Salaries and benefits capitalized to Investment in the Joint Venture	812	127
	6,405	12,134

	As at December 31,	As at December 31,
	2018 $	2017 $
Total due to directors and executive team	164	265

There were no contractual or other commitments arising from the related party transactions.  The amounts due to related parties are unsecured, non-interest bearing and have no specific terms of payment.

32

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

11.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses during the years ended December 31, 2018 and 2017:

	For the years ended December 31,
	2018	2017
	$	$
Salaries, benefits and directors' fees	4,410	3,746
Office and administration	1,331	743
Professional fees	1,247	926
Regulatory and filing fees	826	403
Travel	624	711
Organoclay marketing expenses	579	565
Investor relations	309	152
Depreciation	93	51
	9,419	7,296

12.	COMMITMENTS AND CONTINGENCIES

As at December 31, 2018, the Company had the following commitments that have not been disclosed elsewhere in these consolidated financial statements:

	Not later than 1 year $	Later than 1 year and not later than 5 years $	Later than 5 years $	Total $
Rent of office spaces	350	1,005	342	1,697

13.	EXPLORATION EXPENDITURES

The following tables summarize the Company’s exploration expenditures during the years ended December 31, 2018 and 2017:

For the year ended December 31, 2018
Thacker Pass $

Drilling and geological expenses	1,319
Permitting and environmental	3,239
Engineering	173
Consulting and salaries	4,255
Field supplies and other	552
Lithium demo plant equipment depreciation and loss on disposal	477
Total exploration expenditures	10,015

33

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

13.	EXPLORATION EXPENDITURES (continued)

	For the year ended December 31, 2017
	Thacker Pass $	Cauchari-Olaroz¹ $	Total $

Drilling	1,195	-	1,195
Engineering	14	-	14
Environmental	279	-	279
Geological and consulting	1,871	471	2,342
Field supplies and other	397	-	397
Lithium demo plant equipment depreciation	112	-	112
Total exploration expenditures	3,868	471	4,339

1Expenditures related to the Cauchari-Olaroz project incurred directly by the Company. Starting from July 1, 2017, construction costs related to the Cauchari-Olaroz project are capitalized into Investment in Joint Venture.

14.	SEGMENTED INFORMATION

The Company operates in three operating segments and four geographical segments.  The organoclay business is in the production stage, Thacker Pass is in the exploration stage and the Cauchari-Olaroz project is in the development stage and accounted for as a joint venture using the equity method. The Company’s reportable segments are summarized in the following tables:

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2018
Property, plant and equipment	4,581	791	-	51	5,423
Exploration and evaluation assets	-	3,540	-	-	3,540
Total assets	7,406	5,157	35,282	56,094	103,939
Total liabilities	(1,695)	(1,442)	-	(18,520)	(21,657)
For the year ended December 31, 2018
Property, plant and equipment additions	178	610	-	23	811
Sales	4,843	-	-	-	4,843
Net loss	14,445	11,182	(347)	2,987	28,267
Exploration expenditures	-	10,015	-	-	10,015
Depreciation	1,158	193	-	13	1,364
Organoclay research and development	578	-	-	-	578

34

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

14.	SEGMENTED INFORMATION (continued)

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2017
Property, plant and equipment	17,011	1,018	-	41	18,070
Exploration and evaluation assets	-	2,104	-	-	2,104
Total assets	19,745	3,642	19,637	70,467	113,491
Total liabilities	(1,323)	(896)	-	(2,505)	(4,724)
For the year ended December 31, 2017
Property, plant and equipment additions	891	143	-	27	1,061
Sales	4,290	-	-	-	4,290
Net loss	3,043	5,183	4,850	20,174	33,250
Exploration expenditures	-	3,868	471	-	4,339
Depreciation	776	157	-	6	939
Organoclay research and development	423	-	-	-	423

The Company’s non-current assets and revenues are segmented geographically as follows:

	Canada $	United States $	Germany $	Argentina $	Total $
Non-current assets (1)
As at December 31, 2018	51	8,912	-	35,282	44,245
As at December 31, 2017	41	19,377	756	19,637	39,811
Revenue
For the year ended December 31, 2018	-	4,843	-	-	4,843
For the year ended December 31,2017	-	4,290	-	-	4,290

1Non-current assets attributed to geographical locations exclude deferred income tax assets and financial and other assets.

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s non-cash transactions is provided in the table below:

	As at December 31,	As at December 31,
	2018 $	2017 $
Accounts payable related to property, plant and equipment	101	28
Accounts payable related to inventories	699	197
Accounts payable related to financings	73	1,611

	For the years ended December 31,
	2018 $	2017 $
Interest/finance charges paid	50	52
RSUs and DSUs granted in lieu of deferred salaries and directors’ fees	1,268	371
Assets acquired under finance leases	43	29
Income taxes paid	-	-

35

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

16.	INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates with reported taxes is as follows:

	For the year ended December 31	For the year ended December 31
	2018 $	2017 $
Loss for the year	(28,267)	(33,250)
Expected income tax recovery	(7,632)	(8,645)
Items not deductible for income tax purposes	(1,316)	3,612
Effect of change in deferred income tax rate	-	3,964
Effect of higher (lower) tax rate in foreign jurisdiction	2,021	(25)
Change in unrecognized deferred tax assets and other	6,956	1,094
Deferred income tax (expense)/recovery	-	-

The significant components of the Company's unrecognized deferred tax assets are as follows:

	December 31, 2018 $	December 31, 2017 $
Tax loss carryforwards	18,956	14,359
Exploration and evaluation assets	472	124
Financing costs	436	573
Capital assets	2,203	238
Other	131	564
Unrecognized deferred tax assets	22,198	15,858

The Company has Canadian non-capital loss carryforwards of CDN$44,100 (2017 - CDN$33,500) and in the US of approximately $48,500 (2017 - $34,500) expiring between 2028 – 2038 which are available to reduce taxable income in Canada and the US respectively.

36

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

17.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The Company did not have any financial instruments measured at fair value on the statement of financial position. As at December 31, 2018, the fair value of financial instruments not measured at fair value approximates their carrying value.

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks.  The principal risks to which the Company is exposed are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables and loans to the Joint Venture.  The Company’s maximum exposure to credit risk for cash, cash equivalents, restricted cash and receivables is the amount disclosed in the consolidated statements of financial position.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks.

Included in the receivables, prepaids and deposits are credit sales receivables of $896. Management’s assessment of recoverability involves judgments regarding classification on the consolidated statements of financial position and the probable outcomes of claimed deductions and/or disputes.  The provisions and classifications made to date may be subject to change.

The Company’s receivables, prepaids and deposits include a $105 bank deposit for the Company’s secured credit cards and other miscellaneous receivables that are subject to normal industry credit risk.

Management believes that the credit risk concentration with respect to financial instruments included in cash, cash equivalents, receivables and loans to the Joint Venture is minimal.

37

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

17.	FINANCIAL INSTRUMENTS (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to ensure that it maintains sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term.  As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs.  The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

As at December 31, 2018, the Company had a cash and cash equivalents balance of $41,604 (December 31, 2017 - $55,394) to settle current liabilities of $3,361 (December 31, 2017 - $3,724).

The following table summarizes the maturities of the Company’s financial liabilities on an undiscounted basis:

		Years ending December 31,
	2019	2020	2021 and later	Total
	$	$	$	$
Credit facility¹	1,400	1,404	24,680	27,484
Accounts payable and accrued liabilities	2,822	-	-	2,822
Long-term borrowing¹	180	180	464	824
Obligation under finance leases¹	69	44	48	161
Obligation under car lease	6	6	13	25
Total	4,477	1,634	25,205	31,316

¹Credit facility, Long-term borrowing and obligation under capital leases include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks.  Movement in risk factors, such as market price risk and currency risk, affect the fair values of financial assets and liabilities.

Foreign Currency Risk

The Company’s operations in foreign countries are subject of currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars (“US$”) and incurs expenditures in Canadian dollars (“CDN$”) and US$ with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries. As at December 31, 2018, $41,389 of the Company’s $41,604 in cash and cash equivalents was held in US$. The Company has drawn $17,500 under its US$ denominated credit facility as at December 31, 2018. Strengthening/(weakening) of a US$ exchange rate versus CDN$ by 10% will result in a foreign exchange gain/(loss) for the Company of $2,389, respectively.

38

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

18.	CAPITAL DISCLOSURE

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure.  During the year ended December 31, 2017, the Company completed the closing of financing transactions with subsidiaries of Ganfeng and Bangchak (Note 9). The capital structure of the Company consists of long-term borrowings, project debt facilities and equity attributable to common shareholders, comprising issued capital, contributed surplus, and deficit.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to carry out the planned exploration and development of its projects and pay for administrative costs, the Company will spend its existing working capital, draw on its project debt facilities and subordinated loan facility or raise additional amounts as needed and if available.

We have no significant financial covenants or capital requirements with our lenders or other parties.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  There were no changes in the Company’s approach to capital management during the year ended December 31, 2018.

19.	IMPAIRMENT OF NON-CURRENT ASSETS

In accordance with the Company’s accounting policy, non-current assets are reviewed at each reporting date to determine whether there are any indications of impairment. An impairment loss is recognized when the carrying amount exceeds the recoverable amount.

For the year ended December 31, 2018, the Company recognized a non-cash impairment loss on its Organoclay property, plant and equipment of $11,580.

Indicators of impairment

As at December 31, 2018, management determined that slower than expected ramp up of the Organoclay sales, resulting in the negative profitability of the Company’s RheoMinerals Inc. subsidiary constituted an indicator of impairment. Therefore, the Company completed an impairment assessment for the Organoclay cash-generating unit (“CGU”) whereby the carrying value of the CGU was compared to its recoverable amount. The estimated recoverable amount was calculated as the fair value less cost of disposal (“FVLCD”) for the CGU. FVLCD was calculated using a discounted future cash flow model. The calculation of FVLCD uses Level 3 valuation techniques. There were no impairment indicators with respect to the Company’s other business segments as at December 31, 2018.

39

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

19.	IMPAIRMENT OF NON-CURRENT ASSETS (continued)

Key assumptions

The projected cash flows used in impairment testing are significantly affected by changes in assumptions for volume of sales, sales growth, production costs estimates, future capital expenditures, and discount rates. The determination of FVLCD includes the following key applicable assumptions:

•	EBITDA margin*: (8.3%) in 2019, 1% in 2020, 5.8% in 2021 and 9.9% in 2022 and beyond
•	Sales growth: 69% in 2019, 32% in 2020, 20% in 2021 and 2022 and 0% beyond
•	Operating and capital costs based on historical costs incurred and estimated forecasts
•	Production volume as indicated in the RheoMinerals Inc. business plan
•	After-tax real discount rate of 7.5%

* EBITDA margin is calculated by dividing earnings before interest, tax, depreciation and amortization by sales revenue.

Sensitivities

The Company has performed a sensitivity analysis on CGUs where impairments were recorded. The Company calculated that a 1% decrease in sales would result in $359 additional impairment charge, and 1% increase in the discount rate assumption would result in $553 additional impairment charge.

20.	SUBSEQUENT EVENTS

Subsequent to the year end, the Company received an additional $37,500 in drawdowns from its $205,000 credit facility and provided $37,500 in loans to Minera Exar to fund the development expenditures on the Cauchari-Olaroz project.

On April 1, 2019 the Company entered into a definitive transaction agreement whereby Ganfeng has agreed to subscribe, through a wholly-owned subsidiary, for 141,017 newly issued shares of Minera Exar, for cash consideration of $160,000. As a result, Ganfeng will increase its direct and indirect interest in the Cauchari-Olaroz project from 37.5% to 50%, with Lithium Americas holding the remaining 50% interest (each subject to the rights of JEMSE (the Government of Jujuy) to acquire an approximate 8.5% interest in Minera Exar). Closing of the transaction remains subject to Ganfeng shareholder and regulatory approvals, the consent of BCP Innovation Pte. Ltd. in its capacity as lender pursuant to the Company’s senior credit facility, the Company’s shareholder approval and other customary closing conditions.

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